Monza Ventures Inc.

1018 Huaguang Rd.

Chang Chun, China

130012

Phone: 011-86-43185918321

February 21, 2008

Michael Moran

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street North East

Washington, DC

USA 20549

Re: Monza Venture Inc.

Item 4.01 Form 8-K filed February 6, 2008

File No. 0-51976

Dear Mr. Moran:

We have reviewed your comment letter and have taken every effort to respond accurately and fully to meet your satisfaction. Provided below is our point by point response to your comments. If you should have any further questions, please feel free to contact Monza Ventures Inc. directly at the numbers provided above.

      Please find our disclosure revised in Section 4.01(a) as per your comments. As noted by our previous auditor, the official date Vellmer & Chang was dismissed as our auditors was January 28, 2008.

    2.       Please find our disclosure revised in Section 4.01(a) as per your comments.

    3.       Please find the date of the report revised for the correct date.

              Please find that the file number revised for the correct number.

              The Company's Zip Code is 130012.

    4.       Please find a revised letter filed under Exhibit 16.

The company acknowledges that:

- the company is responsible for the adequacy and accuracy of the filing.

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

Andrew Wong

President